Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Announces Completion of the Final NRC Supplemental Environmental Impact Statement (SEIS) for the Lost Creek ISR Uranium Project

Littleton, Colorado (Marketwire – June 20, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce that the Nuclear Regulatory Commission (NRC) has determined that no major environmental impacts preclude licensing of the Company’s Lost Creek ISR Uranium Project.  The NRC has completed its Final Supplemental Environmental Impact Statement (SEIS) for the Lost Creek Project and expects notice will be published in the Federal Register on June 24, 2011.

“We are very pleased with the NRC’s favorable determination in the Final SEIS which signifies another major milestone in the licensing process of the Lost Creek Project,” stated Wayne Heili, Ur-Energy’s President and COO. “It continues to demonstrate that the Lost Creek Project is technically sound, protective of the environment, and that the licensing process is nearing conclusion.”

Two reports are required to be completed in conjunction with the Final NRC Source and Byproduct Materials License (Final License): the SEIS and the Safety Evaluation Report (SER).  With the SEIS complete, the NRC is also completing the process of obtaining final approvals of the SER, which the Company anticipates will be issued with the Final License.

In accordance with NRC standard practices, the Company was granted a brief amount of time to review the Draft Source and Byproduct Materials License (Draft License) and provide suggested changes to the NRC prior to the document becoming final.  The initial Draft License was issued on January 12, 2011 and a second Draft issued on May 5. The Company has reviewed the second Draft License and provided a few minor administrative comments to the NRC.

About Ur-Energy
Ur-Energy is a junior uranium company engaged in the identification, acquisition, exploration and development of uranium properties in both the United States and Canada.   The company is currently completing mine planning and permitting activities to bring its Lost Creek Wyoming in situ uranium deposit and planned processing facility into production. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588 rich.boberg@ur-energyusa.com	Wayne Heili, President and COO 307-265-2373 866-981-4588 wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., receipt of, and related timing of, the final NRC Source and Byproduct Materials License and all other necessary permits and regulatory authorization related to Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.